Organigram Announces Appointment of Craig Harris to Board of Directors
TORONTO, July 29, 2024 --- Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the "Company" or "Organigram"), a leading licensed producer of cannabis, announced the appointment of Craig Harris to the Organigram Board of Directors effective today. Craig brings over 20 years of experience as a commercial lawyer, with a background in private practice and legal and regulatory engagement roles for various corporations. He is currently the Assistant General Counsel – Corporate & Commercial Legal at British American Tobacco plc (BAT).
"We are thrilled to welcome Craig to our Board of Directors as BAT’s third nominee bringing the number of directors to 10. His extensive experience in corporate law, regulatory engagement, and major global projects, including his impactful work at BAT, will be invaluable to our strategic growth. Craig's proven leadership and expertise make him a remarkable addition to our Board," said Peter Amirault, Board Chair, Organigram.
In his role at BAT, Craig has contributed to a range of significant projects, including BAT’s USD $49 billion merger with Reynolds American Inc., engaging for the creation of global regulations for BAT’s non-combustible nicotine products, and the establishment of BAT’s sponsorship and technology partnership with the McLaren Formula 1 team. Additionally, Craig sits on several BAT company boards, including B.A.T. International Finance plc, and is a member of the Investment Committee for Btomorrow Ventures, BAT’s venture capital arm.
Craig’s achievements have been recognized by the Legal 500 UK, which included him in their General Counsel Power list for 2023 and named him the UK Mergers & Acquisitions Individual of the Year in 2018. Prior to joining BAT, Craig qualified as a UK solicitor and practiced corporate law for eight years at the prestigious international law firm Allen & Overy (A&O). During his tenure at A&O, he completed secondments at GlaxoSmithKline plc and Petro-Canada. Furthermore, Craig served three full terms as a director and trustee of the London Borough funded charity Parks for London.
About Organigram
Organigram is a NASDAQ Global Select Market and TSX listed company whose primary wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis, cannabis-derived products and cannabis-infused edibles in Canada.
Organigram is focused on producing high-quality, cannabis for adult recreational consumers, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates cultivation and manufacturing facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The

Company is regulated by Health Canada under the Cannabis Act and the Cannabis Regulations (Canada).
Forward-Looking Information
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release.
Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors and risks disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.
Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

For Media enquiries:
Megan McCrae
Senior Vice President of Global Brands and Corporate Affairs
megan.mccrae@organigram.ca

For Investor Relations enquiries:
Max Schwartz
Director of Investor Relations
investors@organigram.ca